UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-132641

SPHERIS INC.

(Exact name of registrant as specified in its charter)

9009 Carothers Pkwy., Suite C-3, Franklin, TN 73067 (615) 261-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11% Senior Subordinated Notes due 2012

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

11% Senior Subordinated Notes due 2012 — 35 holder(s)

Note 1: Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act ”), the duty of Spheris Inc. to file reports under Section 15 of the Exchange Act was suspended commencing with the fiscal year beginning January 1, 2007, because the 11% Senior Subordinated Notes due 2012 (the “Notes”) were held of record by less than 300 persons as of that date. Spheris Inc. has nevertheless continued to file Exchange Act reports with the Commission on a voluntary basis. Spheris Inc. is filing this Form 15 to provide notice of the statutory suspension of their filing obligation and indicate their intention to cease voluntarily filing reports with the Commission under Section 15 of the Exchange Act. (As confirmed by guidance published by the Commission staff, the automatic suspension is granted by statute and is not contingent upon the filing of this Form 15, whether within 30 days after the beginning of the fiscal year as set forth in Rule 15d-6 or otherwise.)

Pursuant to the requirements of the Securities Exchange Act of 1934, Spheris Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 16, 2009	By:	/s/ Brian P. Callahan
		Name:	Brian P. Callahan
		Title:	Chief Financial Officer